5-82250

This Form CB contains 12 pages, including all exhibits and attachments.


SEC MAIL PROCESSING
DEC 20 2006
WASH, D.C.
151


06065226


RECD S.E.C.
DEC 20 2006
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Deep Sea Supply ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

Deep Sea Supply PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED
DEC 29 2006
THOMSON
FINANCIAL

Finn Amund Norbye
Deep Sea Supply ASA
Tromøyveien 22
N-4841 Arendal
Norway
+47 3705 8610

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.

(2) Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.

(b) Not applicable

Item 2. Informational Legends

The attached exhibits contain appropriate informational legends.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by Deep Sea Supply PLC with the Commission on December 5, 2006.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	Offer document dated December 4, 2006, relating to the exchange offer by Deep Sea Supply PLC for all issued and outstanding ordinary shares of Deep Sea Supply ASA. The exchange offer period will be from and including December 5, 2006 to and including December 15, 2006.
2.0*	Exchange Offer announcement disseminated through the Oslo Stock Exchange on December 4, 2006.
3.0*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on December 5, 2006.
3.1**	Independent statement regarding the voluntary offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 8, 2006.
3.2***	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA relating to the extension of the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 15, 2006.
3.3	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the acceptance level with respect to the offer by Deep Sea Supply PLC to purchase all issued and outstanding shares of Deep Sea Supply ASA, disseminated through the Oslo Stock Exchange on December 19, 2006.
3.4	Press release of Deep Sea Supply PLC and Deep Sea Supply ASA announcing the completion of the Exchange Offer, disseminated through the Oslo Stock Exchange on December 20, 2006.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 5, 2006.

** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 11, 2006.

*** Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated December 18, 2006.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Deep Sea Supply PLC

By: Finn Amund Norbye
Name: Finn Amund Norbye
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: December 20, 2006

EXHIBIT 3.3

Press Release

DESS/DESSC – EXCHANGE OFFER – ACCEPTANCE LEVEL

Reference is made to the Offer Document/Prospectus dated 4 December 2006 relating to the exchange offer to acquire all issued and outstanding shares in Deep Sea Supply ASA ("DESS ASA") submitted by Deep Sea Supply PLC ("DESS PLC"), and the announcement regarding extension of the offer period submitted on 15 December.

As per the expiry of the Offer Period, i.e. on 18 December at 16:30, DESS PLC has received acceptances for a total of 121 million shares in DESS ASA, representing approximately 93% of the total issued shares of the company.

Please note that this number of acceptances may be different from the number of DESS ASA shares that potentially may be acquired by DESS PLC in the event that the exchange offer is completed due to possible corrections and changes following registration with the VPS.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 December 2006 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 19 December 2006
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the ***"U.S. Securities Act"****) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

EXHIBIT 3.4

Press Release

DESS/DESSC/DESS01 – EXCHANGE OFFER – COMPLETION OF EXCHANGE OFFER

Reference is made to the joint offer document and prospectus dated 4 December 2006 relating to the Exchange Offer to acquire all issued and outstanding shares in Deep Sea Supply ASA ("DESS ASA") submitted by Deep Sea Supply PLC ("DESS PLC"), and previous announcement issued in connection with the Exchange Offer. As per the expiry of the Offer Period, i.e. on 18 December at 16:30, DESS PLC has received acceptances representing approximately 93% of the total issued shares of the company.

The following conditions were set for completion of the Exchange Offer:

(i) That the number of DESS ASA Shares that are validly tendered to DESS PLC in respect of the Exchange Offer represents more than 90 % of the issued share capital of DESS ASA assuming the exercise of all rights to acquire shares;

(ii) That DESS PLC has been conditionally approved for listing on the Oslo Børs on terms and conditions which are satisfactory to DESS PLC;

(iii) That the Bondholders Meeting has consented to replacement of DESS ASA with DESS PLC as borrower under the Bond Loan Agreement; and

(iv) That Drawbridge Special Opportunities Fund LP has consented to the transfer and continuation of the warrant program from DESS ASA to DESS PLC.

The Board of Oslo Børs did on 19 December approve the listing of the DESS PLC Shares on the SMB list subject to fulfilment of the following conditions prior to the first day of trading of the DESS PLC Shares:

1. That the company has the number of round-lot holders as set out in the Listing Rules item 2.4.2
2. That at least 25% of the DESS PLC Shares are distributed among the public, ref. the Stock Exchange Regulations section 2-1
3. That the company enters into a listing agreement with Oslo Børs
4. That the company owns more than 90% of the DESS ASA Shares

The DESS PLC Board has assessed the conditions, and is of the opinion that the conditions are satisfactory to DESS PLC and its shareholders. By that, all conditions for completion of the offer have been fulfilled and the DESS PLC Board has accordingly resolved to complete the Exchange Offer. Closing Date as defined in the Document is accordingly 20 December 2006.

Settlement under the Exchange Offer is expected to be completed on 22 December 2006. Delivery of the DESS PLC Shares, by way of registration on the tendering DESS ASA Shareholders VPS accounts, is expected to take place on 27 December 2006, and the first day of trading of the DESS PLC Shares on Oslo Børs is expected to be 28 December 2006.

This announcement is issued in connection with the Exchange Offer to acquire all of the issued and outstanding DESS ASA Shares and should be read and construed in conjunction with the combined prospectus and offer document dated 4 December 2006 (the "Document"). Terms defined in the Document have the same meaning in this announcement unless otherwise indicated.

Dated: 20 December 2006
Deep Sea Supply ASA
Deep Sea Supply PLC

Contact details:
Odd Brevik, CEO: mobile: +47-957 81 581, e-mail: odd@dess.no
Finn Amund Norbye, CFO: mobile: +47-952 76 616, e-mail: finn@dess.no

*****

IMPORTANT INFORMATION

*The DESS PLC securities referred to herein that will be issued in connection with the Exchange Offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "**U.S. Securities Act**") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The DESS PLC securities are intended to be made available within the United States in connection with the Exchange Offer pursuant to an exemption from the registration requirements of the U.S. Securities Act.*

The Exchange Offer described herein relates to the securities of two foreign (non-U.S.) companies. The Exchange Offer in which DESS ASA ordinary shares will be exchanged for DESS PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since DESS PLC and DESS ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that DESS PLC or its affiliates may purchase securities of DESS ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases

ATTACHMENT II(3)

Signed Power of Attorney



DEEP SEA SUPPLY PLC

MINUTES OF MEETING OF THE BOARD OF DIRECTORS OF THE COMPANY

held at Tromøyveien 22, 4841 Arendal, Norway
on the 30 of November 2006 at 17.00 hours

Present:	Mr Finn Amund Norbye	Director
	Mr Odd Brevik	Director

(a) Mr Norbye was elected Chairman of the Meeting and Mr Brevik acted as Secretary thereof.

(b) The Chairman welcomed the persons attending the Meeting and declared it open having satisfied himself that Notice of the Meeting had been duly given and that there was quorum in accordance with the Articles of Association of the Company.

(c) The Secretary of the Meeting presented to the Directors for consideration a power of attorney authorising Mr. Finn Amund Norbye to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to CB forms and F-X forms..

(d) After discussion and upon motion duly made, seconded and unanimously carried, the following Resolutions were adopted:

RESOLVED:

1. **THAT Mr FINN AMUND NORBYE** be and is, authorised and empowered, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.
2. **THAT** a power of attorney in the form attached hereto formalising the above resolution is signed by each of the Directors.
3. There being no further business before the Meeting the Chairman declared it closed.



FINN AMUND NORBYE
Chairman of the Meeting



ODD BREVIK
Secretary of the Meeting

DM-1153454-v1 (2)

POWER OF ATTORNEY

The undersigned, being the Directors of Deep Sea Supply Plc., a Cyprus Public Limited Liability Company with corporation number C186838 , and having its registered address at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus, hereby, authorises and empowers, Mr FINN AMUND NORBYE, with the capacity of delegation, to sign any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, including but not limited to form CB and form F-X.

Arendal, 30 November 2006



Finn Amund Norbye



Odd Brevik

DM-1153454-v1 (2)